UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

THE AARON'S COMPANY, INC.
(Exact name of the registrant as specified in its charter)

GEORGIA	1-39681
(State or other jurisdiction of	(Commission
incorporation)	File Number)

400 GALLERIA PARKWAY, SE
SUITE 300
ATLANTA, GEORGIA	30339-3194
(Address of principal executive offices)	(Zip code)

Rachel G. George
Executive Vice President, General Counsel, Chief Compliance Officer, Chief Corporate Affairs Officer and Corporate Secretary
Telephone: (678) 402-3000
(Name and telephone number, including area code, of
the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.
☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the fiscal year ended ____________.

SECTION 1.    CONFLICT MINERALS DISCLOSURE

Item 1.01    Conflict Minerals Disclosure and Report
Introduction

The Aaron’s Company, Inc. (the “Company”) is a leading technology-enabled, omnichannel provider of lease-to-own and retail purchase solutions of appliances, electronics, furniture and other home goods across its brands: Aaron's, BrandsMart U.S.A., BrandsMart Leasing, and Woodhaven. Aaron's offers a direct-to-consumer lease-to-own solution through its approximately 1,260 Company-operated and franchised stores in 47 states and Canada, as well as its e-commerce platforms. BrandsMart U.S.A. is one of the leading appliance and consumer electronics retailers in the southeast United States and one of the largest appliance retailers in the country with ten retail stores in Florida and Georgia. BrandsMart Leasing offers lease-to-own solutions to customers of BrandsMart U.S.A. Woodhaven is the Company's furniture manufacturing division. The Company is filing this Form SD ("Form SD") pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the "Rule") for the reporting period January 1, 2022 to December 31, 2022 (the "Reporting Period").

The Company manufactures or contracts to manufacture “products” that may contain certain “conflict minerals” (as defined below) that are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as: (i)(a) columbite-tantalite (or coltan, the metal ore from which tantalum is extracted), (b) cassiterite (the metal ore from which tin is extracted), (c) gold and (d) wolframite (the metal ore from which tungsten is extracted), or their derivatives; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”).

Conflict Minerals Disclosure

In accordance with the Rule and Form SD, the Company has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals included in its products during the Reporting Period to determine whether any of such conflict minerals originated in the Covered Countries and/or whether any of such conflict minerals may be from recycled or scrap sources.

In accordance with the Rule, the Company has filed this Form SD and the associated Conflict Minerals Report, each of which are posted to the Company's publicly available internet site at https://investor.aarons.com/financials/sec-filings/. The content on any website referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

Item 1.02 Exhibit

A description of the RCOI and the measures the Company took to exercise due diligence on the source and chain of custody of certain of its conflict minerals is provided in the Conflict Minerals Report attached hereto as Exhibit 1.01. The content on, or accessible through, any website referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

SECTION 3. EXHIBITS

Item 3.01 Exhibits

Exhibit No.	Description of Exhibit
1.01	Conflict Minerals Report of The Aaron's Company, Inc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

THE AARON’S COMPANY, INC.

	By:	/s/ Rachel G. George
	Name:	Rachel G. George
	Title:	Executive Vice President, General Counsel,
Chief Compliance Officer, Chief Corporate Affairs Officer and Corporate Secretary
Date: May 25, 2023